Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

AUDIOEYE, INC.

The undersigned, Todd Bankofier, hereby certifies that:

1.  He is the Chief Executive Officer of AudioEye, Inc. (the “Corporation”), a Delaware corporation, and is duly authorized by the unanimous written consent of the Board of Directors of the Corporation to execute this instrument.

2. The present name of the Corporation is “AudioEye, Inc.” The Corporation filed its Certificate of Incorporation with the Secretary of State of the State of Delaware on May 20, 2005.

3. This Certificate of Amendment of the Certificate of Incorporation was duly approved by the Corporation’s Board of Directors and duly adopted by written consent of the stockholders of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

4. The Fourth Article of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

FOURTH: Immediately upon filing of this Certificate of Amendment with the Secretary of State of the State of Delaware, every 25 shares of the Corporation’s Common Stock outstanding immediately prior to such filing shall be combined and reconstituted as one share of the Corporation’s Common Stock. The split of the outstanding shares of Common Stock shall be referred to as the “Reverse Split.”

The Reverse Split shall occur without any further action on the part of the Corporation or the holders thereof and whether or not certificates representing the holders’ shares prior to the Reverse Split are surrendered for cancellation.

No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Split. All shares of Common Stock (including fractions thereof) held by a holder immediately prior to the Reverse Split shall be aggregated for purposes of determining whether the Reverse Split would result in the issuance of a fractional share. Any fractional share resulting from such aggregation of Common Stock upon the Reverse Split shall be rounded up and converted to the nearest whole share of Common Stock. The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

 The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 60,000,000, of which 50,000,000 shares shall be Common Stock of the par value of $.00001 per share and 10,000,000 shares shall be Preferred Stock of the par value of $.00001 per share.

A. Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the General Corporation Law of the State of Delaware. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors (the “Voting Stock”), voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B. Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power. The powers, preferences and rights of the shares of Common Stock are as follows:

1. Dividends. The holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in property, or in shares of Common Stock.

2. Voting Rights. At every annual or special meeting of stockholders of the Corporation, every holder of Common Stock shall be entitled to one vote, in person or by proxy, for each share of Common Stock standing in his name on the books of the Corporation.

3. Dissolution, Liquidation or Winding-Up. In the event of any dissolution, liquidation or winding-up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of all outstanding shares of Common Stock shall be entitled to share ratably in the remaining net assets of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed this 1st day of August, 2018.

AUDIOEYE, INC.

By:	/s/ Todd Bankofier
Name:	Todd Bankofier
Title:	Chief Executive Officer

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